Contact

www.linkedin.com/in/aroneidelman
(LinkedIn)

Top Skills

Artificial Intelligence (AI)
MLOps
Information Security

Certifications

Professional Cloud DevOps Engineer
ATT&CK® Adversary Emulation Methodology Certification
Product Management Certificate (PMC)

Aron Eidelman

Security Advocate @ Google, Board Chair @ Azure Printed Homes, Dadalorian @ Home
Campbell, California, United States

Summary

(All opinions expressed in posts and comments are my own, and do not reflect those of my employer unless explicitly stated)

Aron Eidelman is the DevSecOps Advocate at Google. He has a background in web development, penetration testing, and cloud architecture, which helps him connect with many different types of customers and internal teams to build reliable and secure cloud practices. Recently, he has worked with SREs and Security teams at Google Cloud and with its customers in order to reduce alert fatigue, in every aspect from creating SLOs to implementing SCA and supply chain security. Aside from his work with Google Cloud, he is the Chairman of Azure Printed Homes, a startup that recycles hundreds of thousands of plastic bottles to create 3D printed structures for uses ranging from backyard studios to homeless shelters. He has presented at SANS, HackerOne Security@, Cloud Next, AWS re:Invent, and other large industry conferences, and volunteers as a civilian auxiliarist for the United States Marine Corps Cyber Auxiliary.

Experience

Google
2 years

DevRel Engineer, AI Security
2024 - Present (less than a year)
Sunnyvale, California, United States

DevRel Engineer, DevSecOps
2022 - 2024 (2 years)
Sunnyvale, California, United States

Azure Printed Homes
Board Chair
2023 - Present (1 year)

California, United States

Amazon Web Services (AWS)

2 years

Partner Solutions Architect - Technical Leader, Security Startups

June 2021 - June 2022 (1 year 1 month)

Santa Clara, California, United States

- Directly consulted CISOs and CTOs of multi-billion dollar companies and government organizations on which startup partners would best meet their needs, followed by technical enablement material for the rest of the AWS field to help scale.

- Educated and directly supported startup partners who needed to create and test disaster recovery (DR) plans in order to qualify for advanced programs, prepare for compliance certification, and address the RFPs of much larger enterprises.

- Created operational improvements for partners, including Terraform modules and CloudFormation templates, simplified deployments for AWS Marketplace listings, and defined a support escalation path for AMIs and SaaS offerings that helped earn and build trust with a national bank.

Partner Solutions Architect - Security and AI/ML Startups

2020 - 2022 (2 years)

Santa Clara, California, United States

- Built a network of partners, customers, internal security experts, and community practitioners to rapidly identify the greatest needs and painpoints, resulting in regular participation in partner and AWS product strategy

- Partnered with 27+ security startups to develop and integrate new offerings for cloud penetration testing, threat detection and intelligence, identity and access analysis, compliance, cloud security posture management (CSPM), and public key infrastructure (PKI)

- Designed and developed a new AWS Security Hub integration that consumes HackerOne researcher findings, validated and co-hosted a CTF event, and spoke at HackerOne's Security@ conference to enable AWS customers to set up pentest and bounty programs specifically for cloud workloads

- Presented with Sysdig for the SANS Institute to help customers understand how to implement MITRE ATT&CK with relation to cloud permission management and adversary emulation

- Supported 5 AI/ML startup partners focused on model optimization, bias detection, and performance monitoring, helping them focus on the financial and gaming segments and build individual strategies with AWS SageMaker and AI/ML infrastructure such as EC2 P3 and P4.

Kong Inc.
2 years

Software Engineer - Security and Cloud Specialist
2019 - 2020 (1 year)
San Francisco Bay Area

- Wrote and refined hundreds of pages of cloud and security documentation, raising CSAT scores by 30% and significantly reducing friction for larger customers who needed to deploy secure and compliant environments

- Worked with Legal, Engineering, and Product over 7 months to identify risk and produce controls that would support the needs of financial, national security, and healthcare enterprises.

- Represented the needs of the security practitioners to Product Management, UX, and Engineering at every stage of development, including simplification of RBAC configuration, guides for establishing mutual TLS, and hardening templates for cloud deployments.

- Spoke on stage with Kong's CTO at AWS re:Invent to educate AWS customers on how to deploy Kong with ECS and implement plugin features such as rate limiting.

- Participated in developer and security communities at events such as re:Invent, AWS Loft Security Week, CSA, and local meetups to gain a direct understanding of their needs

Software Engineer - Front-End, Kong Enterprise
2018 - 2019 (1 year)
San Francisco Bay Area

Codecademy

Coding Instructor
2018 - 2019 (1 year)
San Francisco Bay Area

Eideldev
Full-Stack Web Developer
2013 - 2018 (5 years)
Brooklyn, New York, United States

Mosaica Education, Inc.
Curriculum Developer and Teacher
2011 - 2013 (2 years)
Hyderabad and Gurgaon, India

──────

Education

Oglethorpe University
Bachelor of Arts - BA, Philosophy